DODGE & COX
Investment Managers | San Francisco
Portfolio Structure
Dodge & Cox Balanced Fund – Equity Portion Only
(a) Portfolio estimates: Bloomberg, excluding negative earners. S&P 500 estimates: Standard& Poor’s, based on top-down analysis. (b) Industrials only. (c) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of September 30, 2008
08-411  |
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities
Dodge & Cox
S&P 500
Balanced Fund Portfolio Characteristics Ten Largest Equity Holdings
Balanced Fund S&P 500
Price/Earnings (forward)
(a)
11.2x 17.0x
Price/Sales
(b)
0.6x 1.2x
Price/Book Value 1.3x 2.3x
Weighted Average Market Cap. $66B $87B
Median Market Cap. $17B $9B
Dividend Yield 2.9% 2.4%
30-Day SEC Yield
(c)
3.2%
Balanced Fund Annualized Total Returns as of September 30,
2008: 1 Year –22.8%; 5 Years 4.1%; 10 Years 7.5%.
Hewlett-Packard Co. 3.9%
Comcast Corp. (Cl A) 3.6%
Novartis AG (ADR) 2.3%
Capital One Financial Corp. 2.3%
Time Warner Inc. 2.2%
Sanofi-Aventis (ADR) 2.2%
GlaxoSmithKline PLC (ADR) 2.2%
Wells Fargo & Co. 2.0%
Amgen Inc. 2.0%
General Electric Co. 1.9%
Total Weight 24.8%

DODGE & COX
Investment Managers | San Francisco
Portfolio Structure
Dodge & Cox Balanced Fund – Equity Portion Only
08-411  |
as of September 30, 2008
(a) Portfolio estimates: Bloomberg, excluding negative earners. S&P 500 estimates: Standard & Poor’s, based on top-down analysis.(b) Industrials only. (c) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities
Dodge & Cox
Russell Value
S&P 500
Balanced Fund Portfolio Characteristics Ten Largest Equity Holdings
Balanced Fund S&P 500 Russell Value
Price/Earnings (forward)
(a)
11.2x 17.0x 10.8x
Price/Sales
(b)
0.6x 1.2x 1.0x
Price/Book Value 1.3x 2.3x 1.7x
Weighted Average Market Cap. $66B $87B $91B
Median Market Cap. $17B $9B $4B
Dividend Yield 2.9% 2.4% 3.2%
30-Day SEC Yield
(c)
3.2%
Balanced Fund Annualized Total Returns as of September 30, 2008:
1 Year –22.8%; 5 Years 4.1%; 10 Years 7.5%.
Hewlett-Packard Co. 3.9%
Comcast Corp. (Cl A) 3.6%
Novartis AG (ADR) 2.3%
Capital One Financial Corp. 2.3%
Time Warner Inc. 2.2%
Sanofi-Aventis (ADR) 2.2%
GlaxoSmithKline PLC (ADR) 2.2%
Wells Fargo & Co. 2.0%
Amgen Inc. 2.0%
General Electric Co. 1.9%
Total Weight 24.8%